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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2010	2011	2012	2013	2014
Interest expense, including amortization of debt issuance costs	$170,229	$176,977	$158,585	$127,728	$137,263
Capitalized interest	6,968	1,730	1,394	4,592	2,471

Fixed charges (a)	177,197	178,707	159,979	132,320	139,734
Income before taxes and before adjustment for noncontrolling interests	213,459	424,319	204,066	262,830	164,803
Amortization of capitalized interest	5,885	6,124	6,778	6,832	7,194
Less capitalized interest	(6,968)	(1,730)	(1,394)	(4,592)	(2,471)

Adjusted earnings (b)	389,573	607,420	369,429	397,390	309,260

Ratio (b) / (a)	2.20x	3.40x	2.31x	3.00x	2.21x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)